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                                Exhibit (a)(6)


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                                Exhibit (a)(6)


                     OLDHAM INSTITUTIONAL TAX CREDITS LLC
                               101 ARCH STREET
                              BOSTON, MA  02110
                           (800) 829-9213 EXT. 12

August 18, 1997

     OFFER TO BUY UNITS OF BOSTON FINANCIAL TAX CREDIT FUND VII, A LIMITED
                                 PARTNERSHIP
                    INCREASED PRICE AND EXTENSION OF OFFER

Dear Limited Partners of Boston Financial Tax Credit Fund VII:

OLDHAM INSTITUTIONAL TAX CREDITS, LLC (THE "PURCHASER") HAS INCREASED THE PURCHASE PRICE IN ITS OFFER TO PURCHASE UNITS IN THE BOSTON FINANCIAL QUALIFIED HOUSING TAX CREDITS L.P. VII (THE "PARTNERSHIP") TO $820.00 PER UNIT. IN ADDITION, THE OFFER PERIOD HAS BEEN EXTENDED TO AUGUST 29, 1997. AS WE NOTED PREVIOUSLY, THIS IS A CONVENIENT OPPORTUNITY TO SELL YOUR UNITS.

The purchase price in the Purchaser's original offer was based on trading prices for Units in the secondary market during the twelve-month period ended June 30, 1997 and the estimated present value of the expected remaining Low-Income Housing Credits. The $80.00 per Unit increase is in response to a change in the market conditions caused by a tender offer being made by affiliates of Everest Properties II, LLC (collectively "Everest") for two other public limited partnerships that are affiliates of the Partnership.
The increased purchase price is also in response to a notice received on August 6, 1997 of the possibility of a competing offer. See Section 11 ("Background of the Offer") in the Supplement to the Offer to Purchase for more information. Please consider the following points:

- The price offered by Oldham is a net price to Limited Partners. All transfer costs and fees will be paid for by Oldham.

- Oldham will accept any number of units tendered by the Limited Partners, up to a total of 12,730 Units, subject to the terms and conditions in the Offer to Purchase dated July 24, 1997 as supplemented by the attached Supplement to Offer to Purchase dated August 18, 1997 (the "Offer").

- Limited Partners who choose to sell their Units will forgo future Low-Income Housing Credit allocations and distributions, if any. There can be no assurance that the overall benefits of continuing ownership would not exceed the benefits of selling now.

- There is a conflict between the desire of the Purchaser to purchase the Units at a low price and the desire of the tendering Limited Partners to sell their Units at a high price. The Purchaser is an affiliate of the General Partners. Therefore, the General Partners have a conflict of interest in responding to the Offer between the best interest of the tendering Limited Partners in getting that high price and the best interest of its affiliate, the Purchaser, in paying that low price.


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-   No independent third party has been retained to evaluate or render an opinion with respect to the fairness of the purchase price. There can be no assurance that such a third party would agree that the purchase price is fair.

- The Purchaser anticipates that the sale of Units will NOT cause a recapture of Low-Income Housing Credits previously taken.

- The offering period has been extended and will expire at midnight, Eastern time, on August 29, 1997.

- Limited Partners who have previously tendered their Units need take no further action. These partners will AUTOMATICALLY RECEIVE THIS INCREASED PRICE BY OLDHAM.

A Limited Partner's decision to sell his/her units in the Partnership should be based on many factors including investment objectives, ability to use the Partnership's current benefits and the willingness to wait for potential property sale proceeds for an additional eight years or more. The enclosed supplement to the Offer to Purchase should be read very carefully. IT PROVIDES SPECIFIC DETAILS ABOUT THE REVISED TERMS OF THE OFFER AND ITS CONSEQUENCES TO YOU. YOU SHOULD CONSULT WITH YOUR ADVISORS ABOUT THE FINANCIAL, TAX, LEGAL AND INVESTMENT IMPLICATIONS TO YOU OF ACCEPTING THE OFFER. To accept the Offer, complete and sign the Letter of Transmittal which is enclosed and return it in the postage paid return envelope. If you need additional forms, please contact The Herman Group at 1-800-243-8440. In addition, please feel free to call Oldham Institutional Tax Credits LLC at 1-800-829-9213 ext. 12 if you have any questions.

Sincerely,

Oldham Institutional Tax Credits LLC


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